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                              March 16, 2023

       Naveen Chopra
       Chief Financial Officer
       Paramount Global
       1515 Broadway
       New York, New York 10036

                                                        Re: Paramount Global
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-09553
                                                            Filed February 16,
2023

       Dear Naveen Chopra:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Critical Accounting Policies
       Goodwill and Intangible Assets Impairment Tests, page II-37

   1. It appears that your goodwill balance exceeds your market capitalization. Tell us and disclose how you
considered market capitalization when performing your goodwill impairment testing.

   2. Given the significant balance of your goodwill and significant judgments involving goodwill impairment
testing, please consider disclosing in future filings the balance of goodwill for each
reporting unit.

   3. Tell us why the fourth quarter 2022 management reorganization resulted in a change to your reporting units
within the TV Media segment. Also, explain in further detail why a
 Naveen Chopra
Paramount Global
March 16, 2023
Page 2
         quantitative impairment test was not performed for each reporting unit prior to and post the fourth quarter reorganization.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions.



FirstName LastNameNaveen Chopra                               Sincerely,
Comapany NameParamount Global
                                                              Division of
Corporation Finance
March 16, 2023 Page 2                                         Office of
Technology
FirstName LastName